January 20, 2023 VIA EDGAR Kathleen Collins Joyce Sweeney Division of Corporation Finance Office of Technology United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Re: Skillz Inc. Form 10-K for the Year Ended December 31, 2021 Filed March 1, 2022 Form 10-Q For the Quarterly Period Ended September 30, 2022 Filed November 7, 2022 File No. 001-39243 Dear Ms. Collins and Ms. Sweeney: Our firm represents Skillz Inc., a Delaware corporation (the “Company”). On behalf the Company, reference is made to the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 11, 2023, containing comments on the above referenced filings (the “Comment Letter”). As discussed with Ms. Sweeney, due to the Company’s desire to discuss the Comment Letter with the Staff and to provide a comprehensive response to the Comment Letter, the Company requests additional time to respond. The Company intends to provide a response to the Commission on or before February 1, 2023. Thank you for this courtesy. Please contact the undersigned at 312-558-5979 should you require any additional information regarding this matter. Sincerely, /s/ Steven J. Gavin Steven J. Gavin Winston & Strawn LLP cc: Charlotte Edelman